Exhibit 2.3

SECOND AMENDMENT TO
ASSET PURCHASE AGREEMENT

This Second Amendment to Asset Purchase Agreement (this “Second Amendment”) is made as of October 31, 2006, by and between ClientLogic Operating Corporation, a Delaware corporation (“Seller”) and Innotrac Corporation, a Georgia corporation (“Buyer”).

WHEREAS, Seller and Buyer have executed and delivered that certain Asset Purchase Agreement dated as of September 5, 2006 as amended by the First Amendment to Asset Purchase Agreement dated as of September 27, 2006 (collectively referred to as the “Agreement”);

WHEREAS, Seller and Buyer desire to further amend the Agreement as contemplated in this Second Amendment.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    Article II - Purchase and Sale; Section 2.06(b)(i) - Payment of Purchase Price is hereby amended in its entirety to read as follows:

the sum of one million dollars ($1,000,000), less the Security Deposit and as further adjusted pursuant to Section 2.07(b), shall be wired to Frost Brown Todd LLC (“FBT”) as escrow agent pursuant to that certain Escrow Agreement dated as of October 31, 2006 between Seller, Buyer and FBT at the Closing (the “Initial Payment”);

2.    Article II - Purchase and Sale; Section 2.06(b)(ii) - Payment of Purchase Price is hereby amended in its entirety to read as follows:

eight hundred thousand dollars ($800,000) payable in cash or immediately available funds on or before
February 28, 2007; and

3.    A new Section 7.11 of the Agreement is hereby added to read in its entirety as follows:

7.11    Payment of Manhattan License Transfer Fee. Seller shall pay $50,000 (the “Manhattan Transfer Fee”) to Buyer for the costs and expenses incurred with the assignment and transfer to Buyer of the Software License, Services and Maintenance Agreement dated as of February 1, 2000, as subsequently amended, between Seller and Manhattan Associates, Inc. The Manhattan Transfer Fee shall be subtracted from the Earnout Payment due to Seller the first month of the Earnout Period; provided, however, if the initial Earnout Payment does not cover such fee, any difference shall be subtracted from subsequent months until the Manhattan Transfer Fee is paid in full.

4.    A new Section 7.12 of the Agreement is hereby added to read in its entirety as follows:

7.12    Payment of CYBRA License Transfer Fee. At the Closing or as soon as commercially reasonable thereafter, Seller shall pay $3,854 (the “CYBRA Transfer Fee”) to CYBRA Corp. (“CYBRA”) for the costs and expenses incurred with the assignment and transfer to Buyer of the Software License Agreement dated as of March 18, 2002 and the Support Agreement for Magic Mark dated February 18, 2002, each between Seller and CYBRA.

5.    A new Section 7.13 of the Agreement is hereby added to read in its entirety as follows:

7.13    Loss of Existing Customer Business. In the event, subsequent to the Closing Date but prior to August 1, 2007 and provided compliance by Buyer with the Buyer Covenants (as hereinafter defined), Supply Chain Alliance, Inc. (“SCA”) discontinues the SCA Existing Customer Contract or does not renew the SCA Existing Customer Contract with Buyer due to the award of the Purchased Business related to Cisco (the “Cisco Business”) to an entity other than SCA or Buyer pursuant to the Cisco Request for Proposal, Seller shall pay to Buyer $400,000 (the “SCA Payment”). Buyer shall use commercially reasonable efforts to maintain the SCA business, comply with the terms and conditions of the SCA Existing Customer Contract and to otherwise be awarded the Cisco Request for Proposal (collectively, the “Buyer Covenants”). Notwithstanding the foregoing, the SCA Payment shall not be payable if Buyer enters into any new contract or agreement relating to the Cisco Business with SCA or Cisco. The SCA Payment, if any, shall be subtracted from the Earnout Payments owed to Seller beginning with the first month of the Earnout Period; provided, however, Buyer shall not be able to deduct more than $80,000 per month from the monthly Earnout Payments. If at the end of the Earnout Period, the Earnout Payments were not enough to pay the full amount of the SCA Payment, any remaining balance of the SCA Payment shall be discharged or otherwise forgiven by Buyer and shall no longer be an obligation of Seller.

6.    Except as otherwise provided in this Second Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Second Amendment through their duly authorized signatories as of the date first set forth above.

INNOTRAC CORPORATION	CLIENTLOGIC OPERATING CORPORATION

By	/s/ Scott D. Dorfman	By	/s/ Thomas O. Harbison

Name: Scott D. Dorfman	Name: Thomas O. Harbison
Title: President and Chief Executive Officer	Title: Executive Vice President